Delisting Determination, The Nasdaq Stock Market, LLC, September 6, 2024. ASLAN Pharmaceuticals Limited.
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the securities of ASLAN Pharmaceuticals Limited, effective at the opening of the trading session on September 16, 2024.
Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rules 5550(a)(2) and 5550(b)(1).
The Company was notified of the Staff determination on July 9, 2024.
The Company did not appeal the Staff determination to the Hearings
Panel. The Company securities were suspended on July 19, 2024.
The Staff determination to delist the Company securities became final on July 19, 2024.